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SEC FILE NUMBER
8-31461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DRIVEWEALTH INSTITUTIONAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 WALL STREET
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gina Tuccio	914-772-4592	gtuccio@dwinst.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

773 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/29/2023	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Donato J. Cuttone, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DRIVEWEALTH INSTITUTIONAL, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] June 7, 2023

Title:
CHIEF EXECUTIVE OFFICER

[signature] 6/7/2023
Notary Public

ADAM M. ELGAMMAL
NOTARY PUBLIC OF NEW JERSEY
COMM. # 50094812
MY COMMISSION EXPIRES 12/4/2023

STATE OF NOTARY PUBLIC NEW JERSEY

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DriveWealth Institutional LLC

Statement of Financial Condition
*   and*
Report of Independent Registered Public Accounting Firm
December 31, 2022
(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

Public Document

Table of Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
DriveWealth Institutional LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DriveWealth Institutional LLC (the "Company") as of December 31, 2022 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2022. Note: Partners of Raich Ende Malter & Co. LLP joined EisnerAmper LLP in 2022. Raich Ende Malter & Co. LLP had served as the Company's auditor since 2005.

EISNERAMPER LLP
New York, New York
June 6, 2023

DriveWealth Institutional LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$	20,695,541
Investments, at fair value		4,887,359
Receivables from clearing brokers		8,388,914
Receivables from other brokers (net)		1,121,402
Deposit accounts with clearing brokers		359,949
Capitalized technology development costs, net		342,232
Due from related parties		35,267
Other assets		162,512
TOTAL ASSETS	$	35,993,176

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	364,316
Due to related parties		4,181,041
Commissions payable		356,715
TOTAL LIABILITIES		4,902,072
MEMBER'S EQUITY		31,091,104
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	35,993,176

The accompanying notes are an integral part of the statement of financial condition.

Notes to the Statement of Financial Condition
For The Year Ended December 31, 2022

1 - ORGANIZATION AND BUSINESS

DriveWealth Insitutional LLC (formerly, Cuttone & Company, LLC) (the "Company") was incorporated as Cuttone & Company, Inc. on January 20, 1984 and reorganized as an LLC on January 21, 2016 under the laws of the State of New York. Pursuant to a membership interest purchase agreement, effective January 1, 2021, the Company was acquired as a wholly-owned subsidiary of DriveWealth Holdings, LLC (the "Holding Company"). On January 28, 2021, the Company changed its name to DriveWealth Institutional LLC.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. The Company also engages in prioprietary trading of securities for its own account. All customer securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii) and also limits its other business activities, including floor brokerage and proprietary trading, contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to C.F.R. §240. 17a-5.

The Holding Company also wholly owns the subsidiaries of DriveWealth, LLC, DriveWealth Technologies, LLC, DriveDigital, LLC, DriveLiquidity, LLC, DriveLoyalty, LLC and DriveAdvisory, LLC. DriveWealth, LLC is a broker-dealer which sends retail flow through to the Company to execute. The retail clients of DriveWealth, LLC trade on the DriveWealth, LLC platform, who then routes this retail flow to the Company. The Company executes said order flow following best execution obligations. DriveWealth Technologies, LLC provides technology services to the Company, such as IT support and cloud management. DriveDigital, LLC, DriveLiquidity, LLC, DriveLoyalty, LLC and DriveAdvisory, LLC, do not conduct business with the Company, except where there are shared overhead expenses such as meals and entertainment.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash
The Company maintains its cash in bank deposit accounts with commercial banks which at times may exceed the federal insured limits.

Investments, at fair value
FASB ASC 820 defines fair value, establishes a framework for measuring their value, and establishes a fair value heirarchy which prioritizes the input of valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liablity in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarcy prioritizes the inputs to valuation techniques used to measure fair value into three broad level:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Input (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characterists particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lower level input that is significant to the fair value measurement in its entirety.

Investments, at fair value (continued)

The Company has investments at December 31, 2022 consisting of a U.S. Treasury Bill. U.S. Government Securities are valued using quoted market prices. Valuation adjustments are no applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value heirarchy.

The following is a summary, by level, of the Company's assets measured at fair value as of December 31, 2022:

Assets and Liability Valuation Inputs	(Level 1)	(Level 2)	(Level 3)	Total
Securities Owned				
Treasury Bills	$ 4,887,359	$ -	$ -	$ 4,887,359
	$ 4,887,359	$ -	$ -	$ 4,887,359

Fair Value of Financial Instruments

At December 31, 2022, the carrying value of the Company's cash, receivables from clearing brokers, receivables from other brokers, deposits with clearing brokers, capitalized technology costs, other assets, due from and to related parties, accounts payable, accrued expenses and commissions payable approximate their fair values due to their short term nature.

Income Taxes

The Company is a single member, limited liability company, whose sole member is the Holding Company, and is therefore a disregarded entity for tax purposes. No provision has been made for U.S. federal or New York State income taxes since, as a disregarded entity for tax purposes, taxable income or losses are reported by the Holding Company.

Credit Losses

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and supportable forecasts.

The Company's accounts receivables primarily consist of commissions receivables due from the Clearing Brokers and other brokers. Commissions receivables are generally due within 30 days or less. The credit risk associated with commissions receivables is that the clearing broker and the brokers are unable to pay the commissions in full as per the contractual obligation. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. The Company's expectation is that the credit risk associated with receivables is not significant until they are past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Lease Accounting

The Company accounts for leases under Topic 842. The guidance requires the recognition of assets and liabilities on the statement of financial condition to the rights and obligations created by lease agreements with terms greater than 12 months, regardless of whether they are classified as finance or operating leases. At December 31, 2022, the Company has no long term leases.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. Short-term lease payments are expensed on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. All of the Company's lease obligations meet the criteria of short-term leases.

The Company evaluates its vendor agreements under U.S. GAAP applicable to leases, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2022, no agreements or arrangements existed that would be classified as a lease under the guidance including the allocated rent payable to the Holding Company pursuant to the expense sharing agreement.

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3 - RECEIVABLES FROM CLEARING AND OTHER BROKERS

As of December 31, 2022, the amount due from clearing and other brokers includes commissions earned and not paid out by the Clearing Brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Management monitors the credit risk of clients, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. During 2022, management assessed the credit risk to be minimal after considering the factors under CECL framework, however, at December 31, 2022 the Company identified certain receivables which required an allowance for credit loss to be was recorded in the amount of $240,370 on the statement of financial condition.

Amounts receivable from the clearing and other brokers at December 31, 2022 and 2021 consists of the following:

	2021	2022
Commissions earned and cash balance due from clearing brokers	$ 11,801,252	$ 8,388,914
Direct billing due from other brokers	1,348,997	1,121,402
Account receivables from brokers	13,150,249	9,510,316
Deposit accounts with clearing brokers	257,265	359,949
Total receivables from brokers	**$ 13,407,514**	**$ 9,870,265**

The clearing and depository operations for the Company's and customers' securities transactions are provided by Clearing Brokers pursuant to clearance agreements.

Pursuant to clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

4 - CAPITALIZED TECHNOLOGY DEVELOPMENT COSTS

Prior to 2021, the Company developed a principal facilitation tool to power their institutional and principal trading division.

Capitalized technology development costs are stated at cost and are summarized at December 31, 2022 as follows:

Principal facilitation engine	$ 570,386
Accumulated amortization	(228,154)
Capitalized technology development costs	**$ 342,232**

As of December 31, 2020, the Company has determined that the technology has reached feasibility in conjunction with the acquisition of the technology at December 31, 2020 pursuant to the membership interest purchase agreement discussed in Note 1. Therefore, beginning January 1, 2021, amortization commenced. These technology costs are amortized on a straight line basis over an estimated 5 year life.

5 - RELATED PARTY TRANSACTIONS

At December 31, 2022, the Due to and Due from Related Parties was as follows.

Due from Related Parties	
DriveDigital LLC	$ 35,267
Total	**$ 35,267**

Due to Related Parties	
DriveWealth Holdings, LLC	$ 110,591
DriveWealth Technologies, LLC	308,692
DriveWealth, LLC	3,761,758
Total	**$ 4,181,041**

DriveWealth, LLC is a broker-dealer which sends retail volume through to the Company to execute. The Company passes back part of its revenue from this volume to DriveWealth, LLC, as detailed out in a revenue sharing agreement. Due to related parties includes revenue share owed to DriveWealth, LLC related to the order flow transactions.

DriveWealth Technologies, LLC provides technology services to the Company, such as IT support and cloud management. For these services, the Company paid DriveWealth Technologies, LLC a monthly fixed fee, as detailed out in an expense sharing agreements and amendments.

The Company has an expense sharing agreement with the Holding Company for a lease at the Jersey City, NJ office, based on which the Company was allocated monthly rent expense. In addition, there were direct general and adminstative costs paid by DriveWealth Holdings, Inc. which were reimbursed by the Company. The Company may advance or borrow funds to and from, respectively, the Holding Company and members of the Holding Company, on a non-interest bearing and due on demand basis. At December 31, 2022, there were no such advances or borrowed funds.

DriveDigital, LLC does not conduct business with the Company, except where there are shared overhead expenses such as meals and entertainment. The amount due from DriveDigital is for a conference which was attended by employees from both entities.

6 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash. The Company places its cash and firm investments with quality institutions. At times, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2022, the Company's cash balances on deposit exceeded FDIC insurance limits by $20,331,641.

Three customers represented approximately 28% of receivables from other brokers at December 31, 2022.

7 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital, as defined, of $29,835,778 which was $29,508,973 in excess of its required net capital of $326,805. The Company's net capital ratio was .16 to 1.

9 - OFF BALANCE SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

10 - REGULATORY MATTERS

On January 26, 2022, the Company settled and closed FINRA Matter with an Acceptance Waiver and Consent ("AWC") resulting in a $100,000 fine. The fine was fully paid upon execution of the AWC and disclosed on the Company's FINRA Form BD. The subject activity dated back to 2016-2018 under the Company's prior name, Cuttone & Company, LLC surrounding incorrect trade reporting and Reg SHO locates inadvertently processed by the Company. The issue was remediated by the Company in 2019.

From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company, the ultimate resolution of such actions against the Company as of the date of issuance of the statement of financial condition will have no material adverse effect on the Company's financial condition.

11 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred between January 1, 2023 and June 6, 2023, which is the date the statement of financial condition was available to be issued, for possible disclosure and recognition in the statement of financial condition.